Exhibit 21.1

LIST OF SUBSIDIARIES OF ALERUS FINANCIAL CORPORATION

Subsidiary	Organized Under Laws of

Excelsior Financial Statutory Trust I	Minnesota

Excelsior Financial Statutory Trust II	Minnesota

Alerus Financial, National Association	United States of America

Subsidiaries of Alerus Financial, National Association: Retirement Planning Services, Inc. Alerus LIHTC Fund, LLC	Colorado North Dakota